

January 9, 2007

Timothy R.J. Stubbs
President and Chief Executive Officer
Indalex Holdings Finance, Inc.
75 Tri-State International, Suite 450
Lincolnshire, IL 60069

> **Re:** **Indalex Holdings Finance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 15, 2006**
> **File No. 333-138178**

Dear Mr. Stubbs:

We have reviewed your filing and have the following comments.

General

1. We note your responses to comments 6 and 27 in our letter dated November 22, 2006. We are continuing to review your responses and may have further comment after we complete our review.

Summary of the Exchange Offer, page 11

Collateral, page 14

2. We have read your response to comment 21 in our letter dated November 22, 2006. We note your belief that it is acceptable to use the book value of capital stock for Dalton Aluminum Company, Caradon Lebanon and Indalex Limited for the purposes of applying Rule 3-16 because no quoted market prices exist for the Company's investment in such subsidiaries. Demonstrate for us how each respective book value is a surrogate for market value or determine the market value of each subsidiary. In this regard, we believe that you are required to determine the market value on these entities even if no quoted market price exists. As previously indicated, based on the nature of the collateral agreement, we believe this information is necessary for a clear understanding of the collateral.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 53 through 55

3. Please disclose the stock option expense amount eliminated related to options to purchase Novar plc and the estimated stock option expense amount related to the Indalex Holdings Finance stock option plan. Please also disclose the estimated assumptions used in determining stock option expense under the Indalex Holdings Finance stock option plan. Please refer to SFAS 123(R).

Results of Operations, page 66

4. We have reviewed your response to comment 38 in our letter dated November 22, 2006. As previously requested, please remove the discussion of any periods you have combined for which the underlying accounting bases are different. In this regard, it appears you should not present or discuss the results for the nine months ended October 1, 2006 and the nine months ended October 2, 2005 on a combined basis as this results in the combination of periods that have not been prepared on a comparable basis of accounting. In this regard, it may be appropriate to discuss and analyze the 2006 and 2005 interim periods on a pro forma basis in addition to your required discussion of the individual periods that comprise these periods on an individual basis. Refer to Item 303 of Regulation S-K.

Liquidity and Capital Resources, page 76

Debt and Commitments, page 78

5. You indicate that as of October 1, 2006, the book value of each company whose capital stock constitutes collateral under the security documents is $96.7 for the Issuer (limited to $54 million under the collateral cutback provision), $106.7 million for Indalex Inc. (limited to $54 million under the collateral cutback provision) and $23.4 for Indalex Limited (of which 65%, or $15.2 million, constitutes collateral). Notwithstanding the limitations set for under the terms of the security documents, it appears that the net book value of the assets securing the notes would be more than the $88 million you have disclosed under the risk factors on page 25. Please clarify and reconcile for us this apparent discrepancy.

Indalex Financial Statements

Note 5 – Investment in Preferred Shares of Affiliates, page F-24

6. We have reviewed your response to comment 66 in our letter dated November 22, 2006. In your Combined Statements of Cash Flows, you provide supplemental disclosure of non-cash investing activities that include the liquidation of a preferred stock investment of $161,214,000, settlement of affiliate loan of

$30,423,000 and dividend settlement of $139,868,000. The $9,077,000 net amount of these non-cash settlements (identified as a "dividend satisfying affiliated obligation") is reflected as a reduction of your cash flows from operating activities. Please address the following questions for us related to this transaction:

- Help us to better understand the nature of the $139,868,000 dividend settlement. You indicate that you have "liquidated" your investment in the preferred shares but your statement of cash flows indicates that this is a non-cash transaction. Does the $139,868,000 dividend settlement actually represent a loss on your investment? That is, did you exchange your $161,214,000 preferred stock investment for the forgiveness of the $30,423,000 affiliate loan? Please address our concerns.
- You have reflected the $9,077,000 net amount of these non-cash settlements as other income within your combined statement of income. With reference to the authoritative literature which supports your accounting, tell us why this dividend is appropriately reflected in your statement of operations.
- Please expand Note 5 to more fully explain each component of this transaction, identifying the cash and non-cash portions of the transaction as well as the basis for your accounting.

Note 10 – Affiliate Transactions, page F-28

7. We have reviewed your response to comment 68 in our letter dated November 22, 2006. You incurred management fees in 2003, 2004, from April 1, 2005 through December 31, 2005 and from February 2, 2006 through October 1, 2006. However, we note that you did not recognize any management fee expense from January 1, 2005 through March 31, 2005 or January 1, 2006 through February 1, 2006. In accordance with SAB Topic 1B, please confirm that you have reflected all of your costs of doing business in your statements of income and provide us with a comprehensive explanation as to why management fees were not incurred from January 1, 2005 through March 31, 2005 and from January 1, 2006 through February 1, 2006. Expand your disclosures as necessary to clarify.

Note 21- Stock-Based Compensation, page F-44

8. We have read your response to comment 74 in our letter dated November 22, 2006. It does not appear that you have addressed how you accounted for the dividend payments to certain executives. Please tell us where you have classified these payments in your statements of income, statements of cash flows and statements of stockholders' equity. Please also provide footnote disclosure of these dividends, including a discussion of the securities held by your executives that generated the dividends, the dividend rights of the securities, to whom you paid these dividends and how the dividend amounts were computed.

Indalex Holdings Finance, Inc.

For the Periods January 1, 2006 through October 1, 2006

General

9. Please address the comments above in your interim filings as well.

Consolidated and Combined Financial Statements of Cash Flow, page F-60

10. We have reviewed your response to comment 78 in our letter dated November 22, 2006. In your response you stated that the $5,475,000 paid to Sun Capital Partners for acquisition fees was expensed. Pursuant to paragraph 21 of SFAS 95, cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Given that these fees are not reflected as part of the cost of acquisition pursuant to paragraph 24 of SFAS 141, please tell us why you believe it is appropriate to reflect these expenses within investing activities rather than as part of your operating activities. Please advise or revise your cash flows as appropriate.

Note 3 – The Indalex Holdings Acquisition, page F-66

11. We have read your response to comment 79 in our letter dated November 22, 2006. Please clarify where you have discussed and disclosed the payments made by Honeywell on behalf of the Company as well as the related accounting for such payment within your interim financial statements. Clarify how you have reflected these payments in your statements of cash flows, including whether these payments are considered cash or non-cash payments and your justification for this conclusion. Please refer to SFAS 95.

Draft Exhibit 5.1

12. We note your response to comment 81 in our letter dated November 22, 2006. However, since counsel is relying on the legal opinions, filed as exhibits 5.2 and 5.2, that the Guarantees of the Tennessee and Wisconsin Registrants have been duly authorized, executed and delivered, the term "Delaware Registrants" in the second paragraph on page 2 should be changed to "Registrants."

13. We note your response to comment 83 in our letter dated November 22, 2006. Since Item 601(b)(5)(i) of Regulation S-K requires that the filing include an opinion of counsel that the notes and the guarantees will be binding obligations, the statement on page 3 that "[t]his letter is not intended to guarantee the outcome of any legal dispute which may arise in the future" appears inappropriate and overly broad. Please delete.

Exhibit 5.2

    14. We note your response to comment 86 in our letter dated November 22, 2006; however, the requested revision with respect to exhibit 5.2 has not been made. Please revise to delete the limitation with regard to person in the last sentence.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gus Rodriguez at (202) 551-3752 or in his absence, Jeanne Baker (202) 551-3692 at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

        Sincerely,

        Pamela A. Long
        Assistant Director

cc: Carol Anne Huff, Esq.
        Kirkland & Ellis LLP
        200 E. Randolph Drive
        Chicago, Illinois 60601